EXHIBIT 99.2

FORWARD LOOKING STATEMENT

This Current on Form 6-K filed by Paranovus Entertainment Technology Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Share Purchase Agreement

On February 28, 2025, the Company, Bomie Wookoo Inc (“BW” or “Bomie Wookoo”), a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement (the “SPA”). Pursuant to the SPA, the Company agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. The transaction was approved by the shareholders on March 24, 2025. On March 25, 2025, the Company made the payment of an aggregate of $22,440,000 in cash to the stockholders and then the transaction was closed. Immediately following the closing, BW became a 51% owned subsidiary of the Company.

Promissory Note Offering

On January 13, 2025, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with Ms. Minzhu Xu, who is the chairperson of the Company’s board of directors (the “Board”). Pursuant to the Purchase Agreement, the Company issued an 8% promissory note with principal amount of $450,000 (the “Note”) to Ms. Xu on January 13, 2025, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

Closing of a Private Placement Transaction

On July 17, 2024, in connection with the Company’s strategic transition to streamline its operations and to concentrate in our core competencies in providing AI-powered solutions, the Company entered into a certain securities purchase agreement with certain non-U.S. investors, pursuant to which the Company sold an aggregate of 60,000,000 Class A ordinary shares, par value US$0.01 per share (the “Class A Ordinary Shares”) at a per share purchase price of $0.45. The gross proceeds to the Company are approximately $27,000,000, before deducting any fees or expenses, and the net proceeds were $26,900,000. The offering was consummated on August 7, 2024. The Company used the net proceeds from this offering for general corporate purpose.

Suspension of the automobile sales operation in China

On July 5, 2024, the Company has sold 100% equity interests of Happiness Hong Kong to Mr. Yuan Liu, who is not affiliate of the Company or any of its directors or officers, together with Happiness Hong Kong’s direct and indirect subsidiaries of Happiness (Shunchang) E-commerce Co., Ltd., the operating entity of the Company’s e-commerce and internet information and advertising business, and Taochejun (Fujian) Auto Sales Co., Ltd., the operating entity of the Company’s automobile sales business, in China. Upon the closing of the transaction (the “Disposition”) on July 5, 2024, Mr. Yuan Liu became the sole shareholder of Happiness Hong Kong and its direct and indirect subsidiaries and as a result, assumed all assets and liabilities of Happiness Hong Kong and subsidiaries owned or controlled by Happiness Hong Kong.

Management plans to transition the Company into the entertainment and AI powered entertainment industries as the Company entered the non-binding Letter of Intent with BlueLine and may continue to identify other prospective acquisition opportunities of target business in such industries. In addition, the Company’s wholly owned subsidiary, 2Lab3, has recently shifted its focus towards the development of AI-powered applications.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended September 30, 2024 and 2023, attached to the Form 6-K to which this exhibit is attached to as Exhibit 99.1.

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PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2024	2023
Revenues	$68,454	$-
Cost of revenues	(59,178)	-
Gross profit	9,276	-

Operating expenses:
Selling and marketing	(4,101)	(80)
General and administrative	(1,161,912)	(1,228,997)
Total operating expenses	(1,166,013)	(1,229,077)

Operating loss	(1,156,737)	(1,229,077)

Other income (expenses):
Interest income	153	-
Interest expense	(113,185)	-
Other loss, net	(22,654)	(742)
Total other loss, net	(135,686)	(742)

Loss from continuing operations before income taxes	(1,292,423)	(1,229,819)

Income tax expenses	-	-
Net loss from continuing operations	$(1,292,423)	$(1,229,819)

Net loss from discontinued operations before tax	(937,477)	(14,047,969)
Gain on disposal of discontinued operations	51,853	23,473,558
Net income (loss) from discontinued operations	(885,624)	9,425,589

Net income (loss)	(2,178,047)	8,195,770
Less: Net income attributable to noncontrolling interest	412,181	-
Net income (loss) attributable to Paranovus Entertainment Technology Limited	(1,765,866)	8,195,770

Other comprehensive income (loss):
Foreign currency translation adjustments	(412,467)	(1,768,661)
Comprehensive income (loss)	$(2,590,514)	$6,427,109
Less: comprehensive loss attributable to non-controlling interests:	(412,181)	(886,008)
Comprehensive income (loss) attributable to the Company	(2,178,333)	7,313,117

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Revenues

We generated $68,454 in revenues for the six months ended September 30, 2024, representing an increase of $68,454 or 100.00%, as compared with nil for the six months ended September 30, 2023. The increase was primarily due to the strategic shift of the Company’s business. The Company disposed the nutraceutical and dietary supplement, e-commerce business during the six months ended September 30, 2023, then disposed the automobiles sales business in July 2024. The revenue generated from the nutraceutical and dietary supplement, e-commerce and automobile sales was reclassified into the net income (loss) from discontinued operations account.

The Company has gradually shifted its focus towards the development of AI-powered applications.

Cost of Revenue

Cost of revenue increased by $59,178 or 100.00%, from nil for the six months ended September 30, 2023 to $59,178 for the six months ended September 30, 2024. Gross margin was 13.55% for the six months ended September 30, 2024. The gross profit of the nutraceutical and dietary supplement, e-commerce and automobile sales was reclassified into the net income (loss) from discontinued operations account.

Selling and Marketing Expenses

The selling expenses increased by $4,021, or 5,026.25%, from $80 for the six months ended September 30, 2023 to $4,101 for the six months ended September 30, 2024. The increase was primarily because the Company invested more cash in social media and press release to attract new potential customers through different platforms such as Tiktok, streaming advertising and etc., and promote its new business of entertainment and AI powered entertainment.

General and Administrative Expenses

The general and administrative expenses decreased from $1,228,997 for the six months ended September 30, 2023 to $1,161,912 for the six months ended September 30, 2024, representing a decrease of $0.07 million, or 5.46%. The decrease was mainly to the reduction of the service expenses of legal fee, financial advisory fee and etc.

Interest Expense

We had approximately $113,185 interest expense for the six months ended September 30, 2024, as compared to nil in for the six months ended September 30, 2023. The Company entered into five agreements to borrow an aggregate loan of $3.16 million with a fixed interest rate from 4.62 to 8% on the date of drawing per annum.

Net loss from continuing operations

As a result of the foregoing, net loss amounted to $1,292,423 for the six months ended September 30, 2024, compared to net loss of $1,229,819 for the six months ended September 30, 2023, representing an increase of $0.06 million, or 5.09%. We had gradually optimized and made the strategy shift to avoid further losses.

Net income (loss) from discontinued operations

On July 5, 2024, the Company sold all of the equity interests of Happiness Hong Kong with its automobile sales business for approximately HK$10,000 as consideration.

From July 7, 2024, the Company no longer retained any financial interest over automobile sales business and accordingly deconsolidated this business’ financial statements from the Company’s consolidated financial statements and accordingly deconsolidated automobile sales business’ financial statements from the Company’s consolidated financial statements. The disposal of automobile sales business represented a strategic shift and has a major effect on the Company’s result of operations for the six months ended September 30, 2024.

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*	The Company calculated a gain resulting from the above-mentioned disposition as follows:
For the six months ended September 30, 2024
Consideration	$1,281

Cash and cash equivalents	88,536
Accounts receivable, net	11,502
Prepaid expenses and other current assets	845,224
Property, plant and equipment, net	2,311
Other assets	9,881
Other payables and accrued liabilities	(1,008,094)
Income tax payable	(12)

Net assets of discontinued business	(50,652)
Non-controlling interest of discontinued business	$-
Less: net assets of discontinued business contributable to the Company	(50,652)
Foreign exchange gain	(80)
Gain on disposal of discontinued business	$51,853

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PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024, AND MARCH 31, 2024

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2024	2024
ASSETS
Current assets
Cash and cash equivalents	$105,049	$341,779
Short-term investments	27,156,977	-
Prepaid expenses and other current assets	1,501,651	1,501,651
Current assets from discontinued operations - disposal	-	1,008,281
Total current assets	28,763,677	2,851,711

Intangible assets, net	1,298,333	1,488,333
Goodwill	3,376,186	3,376,186
Non-current assets from discontinued operations - disposal	-	12,596
Total non-current assets	4,674,519	4,877,115

TOTAL ASSETS	$33,438,196	$7,728,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accrued liabilities	$2,454,691	$2,446,075
Due to the related parties	835,046	-
Current liabilities from discontinued operations - disposal	-	114,306
Total current liabilities	3,289,737	2,560,381
Other non‑current liabilities	158,347	-
Total non-current liability	158,347	-

TOTAL LIABILITIES	3,448,084	2,560,381

COMMITMENTS AND CONTINGENCIES (NOTE 14)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 66,724,675 shares issued and outstanding; $0.01 par value, 350,000,000 shares authorized, 6,724,675 shares issued and outstanding	667,177	67,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-
Additional paid-in capital	91,318,726	64,918,726
Accumulated deficit	(64,135,066)	(61,957,019)
Accumulated other comprehensive income	2,133,152	2,545,619
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	29,990,112	5,580,626
Non-controlling interests	-	(412,181)
Total shareholders’ equity	29,990,112	5,168,445
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,438,196	$7,728,826

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*	The assets and liabilities for discontinued operations - disposal comprised the following items as of March 31, 2024:

March 31, 2024
Current assets for discontinued operations
Cash and cash equivalents	$602,463
Accounts receivable, net	11,360
Prepaid expenses and other current assets	394,458
Total	$1,008,281

Non-current assets for discontinued operations
Property, plant and equipment, net	$12,596
Total	$12,596

Current liabilities for discontinued operations
Other payables and accrued liabilities	$114,306
Total	$114,306

Liquidity and Capital Resources

As of September 30, 2024 and March 31, 2024, we had cash and cash equivalents of continuing operations amounted to $105,049 and $341,779, respectively. We had the short-term investments amounted to $27,156,977 as of September 30, 2024.

As of September 30, 2024 and March 31, 2024, our current assets were $28,763,677 and $2,851,711, respectively, and our current liabilities were $3,289,737 and $2,560,381, respectively.

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Cash Flows Summary

	For the Six Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(966,366)	$(13,106,878)
Net cash (used in) provided by investing activities	(27,156,977)	11,155,338
Net cash provided by financing activities	27,835,046	-
Effect of exchange rate changes on cash	51,567	926,794
Net decrease in cash and cash equivalents	$(236,730)	$(1,024,746)

Operating activities

Net cash used in operating activities was approximately $0.97 million for the six months ended September 30, 2024, compared to net cash used in approximately $13.11 million for the six months ended September 30, 2023.

Net cash used in operating activities for the six months ended September 30, 2024 was primarily attributable to a net loss approximately $2.18 million, adjusted for non-cash items for approximately $0.14 million, adjustments for changes in working capital approximately $0.17 million and net cash provided by operating activities from discontinued operations for approximately $0.91 million. Net cash used in operating activities for the six months ended September 30, 2023 was primarily attributable to a net income of approximately $8.20 million, adjusted for non-cash items for approximately $23.28 million, adjustments for changes in working capital approximately $0.02 million and net cash used in operating activities from discontinued operations for approximately $1.97 million. Non-cash items for approximately $23.28 million for the six-month ended September 30, 2023 was mainly due to the gain on disposal of discontinued operations.

Investing activities

Net cash used in investing activities was approximately $27.16 million for the six months ended September 30, 2024, as compared to the net cash provided by investing activities amounted to approximately $11.16 million for the six months ended September 30, 2023. For the six months ended September, 2024, the cash used was primarily attributable to the short-term investment amounted to $27.16 million. Net cash provided by investing activities from discontinued operations for the six months ended September 30, 2023 was mainly generated from the proceeds of disposal of the nutraceutical and dietary supplement and E-commerce business.

Financing activities

Net cash provided by financing activities was approximately $27.84 million for the six months ended September 30, 2024. No financing activities happened for the six months ended September 30, 2023. Net cash provided by investing activities from continuing operations for the six months ended September 30, 2024 was mainly generated from the proceeds amounted to $26,900,000 of the offering of 60,000,000 Class A Ordinary Shares and increase of the amount due to the related party amounted to $0.84 million.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

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